March 3, 2010
VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4631
Washington, D.C. 20549

Attention:	Ms. Pamela Long, Assistant Director Mr. Andrew Schoeffler, Senior Staff Attorney Ms. Chambre Malone, Staff Attorney

Re:	Kid Brands, Inc. (the “Company”) Registration Statement on Form S-3 Filed January 21, 2010 File No. 333-164461
Ladies and Gentlemen:
The following letter is in response to the Staff’s comment letter dated February 17, 2010. The responses set forth below are numbered to correspond with the numbered paragraphs in the Staff’s letter.
About This Prospectus, page ii
1. We note the disclosure in the sixth paragraph. Please remove the statement “We cannot assure you that this information is accurate or complete.” In this regard, we note that you are responsible for the disclosure you include in the prospectus and may not qualify your disclosure in this manner.
Response
Please be advised that we have deleted the statement discussed in your comment.
Risk Factors, page 1
2. We note the disclosure in the last two sentences of the introductory paragraph. Please be advised that you must disclose all material risks. Please revise your disclosure in the introductory paragraph to reflect that you have disclosed all material risks.

Response
We have amended the third sentence of the introductory paragraph to read as follows: “The risks and uncertainties described below constitute the material risks pertaining to our business and this offering.”
Exhibits, page II-2
3. We note your reference in the third paragraph on page 13 to an investors’ rights agreement dated August 10, 2006. We also note that this agreement is filed as an exhibit to your Form 10-K under Item 601(b)(10) of Regulation S-K. Please advise us as to why this agreement has not been filed under Item 601(b)(4) of Regulation S-K, as it appears to be an instrument defining the right of security holders.
Response
We have amended the Exhibits in Item 16 to file the investors’ rights agreement under Item 601(b)(4) of Regulation S-K.
Signatures, page II-5
4. Please revise to provide a signature for your controller or principal accounting officer.
Response
Our Vice President and Chief Financial Officer is also our principal accounting officer. We have amended the description of his title in the appropriate signature block to reflect this.
Exhibit 5.1
5. We note your jurisdiction limitation with respect to counsel’s opinion in the first paragraph of page 2. Please confirm that counsel’s opinion covers both statutory and case law with respect to the New Jersey Business Corporation Act.
Response
We confirm that counsel’s opinion covers both statutory and case law with respect to the New Jersey Business Corporation Act.
Closing Comments:
In order to facilitate your review, we have enclosed two copies of a redline of Amendment No. 1 to the Registration Statement on Form S-3, marked to reflect the changes from the original Registration Statement.

We sincerely hope that we have addressed your comments on our S-3 Registration Statement. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.
Sincerely yours,
/s/ Marc S. Goldfarb
Senior Vice President and
General Counsel

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